Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Advances Preliminary Economic Assessments And Updates Mineral Resource Estimates on Key Properties

Vancouver, British Columbia – September 23, 2021 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce the completion of updated Mineral Resource estimates ("MREs") for four of the most significant properties owned by the Company. The updates included new pit constrained Mineral Resource estimates on each of the 100% owned Titiribi, Whistler, La Mina and São Jorge properties in addition to an amended technical report for the Company's Yellowknife Gold project. The technical reports are available for review under the Company's profile on SEDAR (www.sedar.com) and on the Company’s website (www.goldmining.com).

Alastair Still, CEO of GoldMining, commented: "We are very pleased to have completed a foundational de-risking exercise by updating Mineral Resource estimates on four of our key properties. These properties, combined with an amended Mineral Resource estimate on Yellowknife Gold collectively represent approximately 84% of the Company’s total Measured and Indicated Mineral Resources of 16.24 million gold equivalent ounces and approximately 74% of the Company’s total Inferred Mineral Resources of 16.17 million gold equivalent ounces (see Table 1)."

Mr. Still continued: "Updating and modernizing the MREs on key properties helps lay the foundation for the next stage of further advancing the projects. We are currently progressing with preliminary economic assessments (“PEAs”) at our Yellowknife Gold project in Northwest Territories, Canada, São Jorge in Pará State, Brazil and La Mina in Antioquia, Colombia which we expect to have completed in the next six months. We look forward to sharing results of the PEAs and other activities as we continue to unlock value from our extensive portfolio of assets within favourable mining jurisdictions located entirely within the Americas.”

Highlights:

Global Mineral Resources

Pursuant to the updated MREs, GoldMining’s global aggregate of Mineral Resources totals (see Table 1 for details):

●	16.24 million ounces gold equivalent in the Measured and Indicated categories;
●	16.17 million ounces gold equivalent in the Inferred category; and
●	Metal prices used for gold equivalent calculations are US$1,600 per ounce gold, US$21 per ounce silver, and US$3.25 per pound copper.

Titiribi, Antioquia, Colombia (see GoldMining news release dated July 12, 2021)

●	Measured and Indicated Mineral Resources of 5.54 million ounces gold, and 1,061.2 million pounds of copper (434.6 million tonnes grading 0.40 g/t gold and 0.11% copper) (see Table 1); and
●	Inferred Mineral Resources of 3.15 million ounces gold and 212.6 million pounds of copper (241.9 million tonnes grading 0.41 g/t gold and 0.04% copper) (see Table 1).

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La Mina, Antioquia, Colombia (see GoldMining news release dated July 12, 2021)

●

Indicated Mineral Resources of 0.66 million ounces gold, 1.60 million ounces of silver and 150.5 million pounds of copper (28.2 million tonnes grading 0.73 g/t gold, 1.76 g/t silver and 0.24% copper) (see Table 1); and

●

Inferred Mineral Resources of 0.29 million ounces gold, 0.77 million ounces silver and 81.2 million pounds of copper (13.6 million tonnes grading 0.65 g/t gold, 1.76 g/t silver and 0.27% copper) (see Table 1).

Whistler, Alaska, USA (see GoldMining news release dated June 21, 2021)

●

Indicated Mineral Resources of 1.94 million ounces gold, 8.33 million ounces of silver and 422.0 million pounds of copper (118.2 million tonnes grading 0.51 g/t gold, 2.19 g/t silver and 0.16% copper) (see Table 1); and

●

Inferred Mineral Resources of 4.67 million ounces gold, 16.06 million ounces silver and 711.4 million pounds of copper (317.0 million tonnes grading 0.46 g/t gold, 1.58 g/t silver and 0.10% copper) (see Table 1).

São Jorge, Pará State, Brazil (see GoldMining news release dated June 1, 2021)

●	Measured and Indicated Mineral Resources of 0.71 million ounces gold (14.27 million tonnes grading 1.55 g/t gold) (see Table 1); and
●	Inferred Mineral Resources of 0.72 million ounces gold (17.58 million tonnes grading 1.27 g/t gold) (see Table 1);

Yellowknife, N.W.T., Canada (Effective date March 1, 2019; Amended June 9, 2021)

●	Indicated Mineral Resources of 1.06 million ounces gold (14.11 million tonnes grading 2.33 g/t gold) (see Table 1); and
●	Inferred Mineral Resources of 0.74 million ounces gold (9.30 million tonnes grading 2.47 g/t gold) (see Table 1).

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Table 1 – Global Mineral Resource Estimates(1-3)

			Grade				Contained Metal
Deposit	Cut-off[4]	Tonnes	Gold	Silver	Copper	Gold Eq	Gold	Silver	Copper	Gold Eq
	(g/t)	(Mt)	(g/t)	(g/t)	(%)	(g/t)	(Moz)	(Moz)	(Mlbs)	(Moz)
Measured Resources
Titiribi[5]	0.30	85.00	0.39	--	0.15	0.62	1.06	--	285.6	1.69
Yellowknife[6]	0.5/1.5	1.18	2.12	--	--	2.12	0.08	--	--	0.08
Total		86.18					1.14	--	285.6	1.77
Indicated Resources
Titiribi[5]	0.30	349.60	0.40	--	0.10	0.55	4.49	--	775.7	6.20
Yellowknife[6]	0.5/1.5	12.93	2.35	--	--	2.35	0.98	--	--	0.98
São Jorge[7]	0.30	14.28	1.55	--	--	1.55	0.71	--	--	0.71
Cachoeira[8]	0.35	17.47	1.23	--	--	1.23	0.69	--	--	0.69
Whistler[9]	$10/t $25/t	118.20	0.51	2.19	0.16	0.79	1.94	8.33	422.0	2.99
La Mina[10]	0.25	28.25	0.73	1.76	0.24	1.09	0.66	1.60	150.5	0.99
Crucero[11]	0.40	30.65	1.01	--	--	1.01	0.99	--	--	0.99
Almaden[12]	0.30	43.47	0.65	--	--	0.65	0.91	--	--	0.91
Total		614.85					11.38	9.94	1,348.21	14.47
Measured and Indicated Resources
Titiribi[5]	0.30	434.60	0.40	--	0.11	0.56	5.54	--	1,061.20	7.89
Yellowknife[6]	0.5/1.5	14.11	2.33	--	--	2.33	1.06	--	--	1.06
São Jorge[7]	0.30	14.28	1.55	--	--	1.55	0.71	--	--	0.71
Cachoeira[8]	0.35	17.47	1.23	--	--	1.23	0.69	--	--	0.69
Whistler[9]	$10/t $25/t	118.20	0.51	2.19	0.16	0.79	1.94	8.33	422.0	2.99
La Mina[10]	0.25	28.25	0.73	1.76	0.24	1.09	0.66	1.60	150.5	0.99
Crucero[11]	0.40	30.65	1.01	--	--	1.01	0.99	--	--	0.99
Almaden[12]	0.30	43.47	0.65	--	--	0.65	0.91	--	--	0.91
Total		701.03					12.52	9.94	1,633.8	16.24
Inferred Resources
Titiribi[5]	0.30	241.90	0.41	--	0.04	0.47	3.16	--	212.6	3.62
Yellowknife[6]	0.5/1.5	9.30	2.47	--	--	2.47	0.74	--	--	0.74
São Jorge[7]	0.30	17.58	1.27	--	--	1.27	0.72	--	--	0.72
Cachoeira[8]	0.35	15.67	1.07	--	--	1.07	0.54	--	--	0.54
Whistler[9]	$10/t $25/t	316.98	0.46	1.58	0.10	0.63	4.67	16.06	711.4	6.45
La Mina[10]	0.25	13.63	0.65	1.76	0.27	1.05	0.29	0.77	81.2	0.46
Crucero[11]	0.40	35.78	1.00	--	--	1.00	1.15	--	--	1.15
Almaden[12]	0.30	9.15	0.56	--	--	0.56	0.16	--	--	0.16
Boa Vista[13]	0.50	8.47	1.23	--	--	1.23	0.34	--	--	0.34
Surubim[14]	0.30	19.44	0.81	--	--	0.81	0.50	--	--	0.50
Yarumalito[15]	0.50	66.27	0.58	--	0.09	0.70	1.23	--	129.3	1.50
Total		754.17					13.49	16.83	1,134.52	16.17

Notes to Mineral Resource Estimates:

1.

For further information regarding the above resource estimates and projects, please refer to the technical reports identified below which are available at www.sedar.com under GoldMining’s SEDAR profile. The estimate of mineral resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

2.

The above global resource estimate table is provided for informational purposes only and is not intended to represent the viability of any project on a standalone or global basis. The exploration and development of each project, project geology and the assumptions and other factors underlying each estimate, are not uniform and will vary from project to project. Please refer to the technical report for each respective project, as referenced herein, for detailed information respecting each individual project.

3.	All quantities are rounded to the appropriate number of significant figures; consequently sums may not add up due to rounding.

4.

Cut-off grade is based on g/t Au or g/t Au Eq. for all projects except for Whistler, which is gold equivalent cut-off and is based on a NSR US$/t. When two cut-off grades are listed for a project, the first refers to the open pit portion of the resource and the second refers to the underground portion.

5.	Notes for Titiribi:

●	Based on technical report titled "Technical Report on the Titiribi Project, Department of Antioquia, Colombia” with an effective date of June 14, 2021.

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6.	Notes for Yellowknife:

●

Based on technical report titled “Independent Technical Report Yellowknife Gold Project Northwest Territories, Canada” with an effective date of March 1, 2019, and amended and re-stated on June 9, 2021.

7.	Notes for Sao Jorge:

●	Based on technical report titled "São Jorge Gold Project, Pará State, Brazil, Independent Technical Report on Mineral Resources" with an effective date of May 31, 2021.

8.	Notes for Cachoeira:

●

Based on technical report titled "Technical Report and Resource Estimate on the Cachoeira Property, Pará State, Brazil" with an effective date of April 17, 2013 and amended and re-stated October 2, 2013.

9.	Notes for Whistler:

●	Based on technical report titled “NI 43-101 Mineral Resource Estimate for the Whistler Project” with an effective date of June 11, 2021.

10.	Notes for La Mina:

●	Based on technical report titled “NI 43-101 Technical Report, GoldMining Inc, La Mina Project, Antioquia, Republic of Colombia” with an effective date of July 6, 2021.

11.	Notes for Crucero:

●	Based on technical report titled “Technical Report on the Crucero Property, Carabaya Province, Peru" with an effective date of December 20, 2017.

12.	Notes for Almaden:

●	Based on technical report titled "Technical Report: Almaden Gold Property, Washington County, Idaho, USA" with an effective date of April 1, 2020.

13.	Notes for Boa Vista:

●

Based on technical report titled "Technical Report on the Boa Vista Project and Resource Estimate on the VG1 Prospect, Tapajos Area, Para State, Northern Brazil" with an effective date of November 22, 2013.

14.	Notes for Surubim:

●

Based on technical report titled "Technical Report on the Rio Novo Gold Project and Resource Estimate on the Jau Prospect, Tapajos Area, Para State, Northern Brazil" ("Surubim Project") with an effective date of November 22, 2013.

15.	Notes for Yarumalito:

●	Based on a technical report titled "Technical Report: Yarumalito Gold-Copper Property, Departments of Antioquia and Caldas, Republic of Colombia" with an effective date of April 1, 2020.

Qualified Person

Paulo Pereira, P. Geo., President of GoldMining Inc. has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Pereira is a Qualified Persons as defined in National Instrument 43-101 ("NI 43-101").

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Notice to Readers

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that any part of the Mineral Resources estimated will be converted into a Mineral Reserves estimate. Disclosure regarding Mineral Resource estimates included herein have been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by issuer of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission ("SEC") generally applicable to U.S. companies subject to the SEC's disclosure requirements. For example, the terms "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in NI 43-101 by reference to the guidelines set out in the CIM Definition Standards on Mineral Resources and Mineral Reserves. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained herein or in the Company's descriptions of its projects may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its long-term strategy, proposed work and other plans and expected completion of PEAs and other reports for its projects. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: delays to plans caused by restrictions and other future impacts of COVID-19 or any other inability of the Company to meet expected timelines for planned project activities, including the timing of proposed PEAs and work programs; the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, proposed studies may not confirm GoldMining's expectations for its projects, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2020, and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

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